1933 Act File No.: 333-201383

1940 Act File No.: 811-21429

CIK No.: 1628959

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Smart Trust, Dynamic Sector Income Trust, Series 11

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza

Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:

Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	111 West Monroe Street
Parsippany, New Jersey 07054	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on February 24, 2015 at 10:00 a.m. pursuant to Rule 487.

DYNAMIC SECTOR INCOME TRUST,
SERIES 11

The Trust is a unit investment trust designated Smart Trust, Dynamic Sector Income Trust, Series 11. The Sponsor is Hennion & Walsh, Inc. The Trust seeks to provide investors with the possibility of current dividend income, with capital appreciation as a secondary objective, through investment in an unmanaged, diversified portfolio of publicly traded common stock of companies and of closed-end investment companies. The Sponsor cannot assure that the Trust will achieve this objective. The minimum purchase is 100 Units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans (may vary by selling firm).

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.

An investment can be made in the underlying closed-end Funds directly rather than through the Trust and these direct investments can be made without paying the sales charge, operating expenses and organizational charges of the Trust.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED FEBRUARY 24, 2015

No person is authorized to give any information or to make any representations with respect to this Trust not contained in Parts A and B of this Prospectus. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

INVESTMENT SUMMARY

INVESTMENT OBJECTIVE. The Trust seeks to provide investors with the possibility of current dividend income, with capital appreciation as a secondary objective. There is no guarantee that the investment objective of the Trust will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve its objective through investment in the publicly traded common stock of companies and closed-end investment companies (the “Funds”). The Sponsor selects the common stock of companies and closed-end investment companies in industries that it believes are best positioned to provide current income for investors in addition to the opportunity to provide for total return potential over the term of the Trust. As used herein, the term “Securities” means the shares of common stocks of companies and of the Funds initially deposited in the Trust and contracts and funds for the purchase of such securities, and any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement. In selecting Securities for the Trust, the Sponsor selected from domestic and/or foreign issuers as well as small-cap and/or large-cap issuers. In selecting the stocks of individual companies, the Sponsor considered criteria including, but not limited to, the following:

•	Current dividend yield;
•	Historical dividend growth rates;
•	Free cash flow balances; and
•	1 year, 3 year and 5 year total return performance history.

For the common stock portion of the portfolio, the Sponsor sought to select stocks of individual companies involved in industries the Sponsor believes are best positioned to achieve the Trust’s investment objective over the life of the Trust. For this particular Trust, the Sponsor focused primarily on companies involved in aspects of the energy, financials, industrials, materials and utilities sectors. As part of the Trust’s strategy of dynamic securities selection, future series of the Trust, if any, may not be comprised of stocks of companies in these same sectors.

In addition, the Sponsor selected Funds that invest with a focus on income-related investment strategies that the Sponsor believes will help achieve the investment objective of the Trust. In selecting the Funds, the Sponsor considered criteria including, but not limited to, the following:

•	Current distribution yield;
•	Premium or discount to net asset value;
•	Undistributed net investment income balances; and
•	1 year, 3 year and 5 year total return performance history.

DESCRIPTION OF PORTFOLIO. The portfolio of the Trust contains 23 issues of common stock of companies including, among other issuers, publicly traded partnerships, and 13 issues of common stock of closed-end investment companies. 100% of the issues are represented by the Sponsor’s contracts to purchase.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the Units, the Securities and the securities held by the Funds included in the portfolio can each decline in value. An investment in Units of the Trust should be made with an understanding of the following risks:

•	Since the portfolio of the Trust is unmanaged, in general, the Sponsor can only sell Securities under certain extraordinary circumstances, at the Trust’s termination or in order to meet redemptions. As a result, the price at which each Security is sold may not be the highest price it attained during the life of the Trust.
•	Price fluctuations of particular Securities will change the portfolio’s composition throughout the life of the Trust. When cash or a letter of credit is deposited with instructions to purchase Securities in order to create additional Units, an increase in the price of a particular Security between the time of deposit and the time that Securities are purchased will cause the Units to be comprised of less of that Security and more of the remaining Securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust and such fees will dilute the existing Unitholders’ interests.
•	The risk that the financial condition of the issuers of the securities in the Trust and comprising the portfolios of the Funds may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units).
•	The portfolio includes securities issued by companies in the energy, financials, industrials, materials and utilities sectors. Negative developments in these sectors may affect the value of your investment more than would be the case in a more diversified investment.
•	Securities of foreign companies and/or companies located in “emerging markets” held by the Trust or by the Funds present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	Unitholders will pay both Trust expenses and will also indirectly bear a share of each Fund’s expenses.
•	The Trust invests in shares of closed-end funds. Shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments. The Trust and underlying funds have management and operating expenses. You will bear not only your share of the Trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the Trust incurs greater expenses than you would incur if you invested directly in the funds.
•	Corporate bonds held by the Funds that are fixed-rate obligations will decline in value with increases in interest rates, an issuer’s worsening financial condition or a drop in bond ratings. The longer the maturity of a bond, the greater the risk of a decline in value with increases in interest rates. The effective maturity of longer term bonds may be dramatically different than shorter term obligations. The intermediate-term and long-term bonds held by certain Funds may receive early returns of principal when bonds are called or sold before they mature. The Funds may not be able to reinvest the proceeds they receive at as high a yield. The default of an issuer of a corporate bond in making its payment obligations could result in the loss of interest income and/or principal to investors.
•	Certain Funds may invest in securities rated below investment-grade and are considered to be “junk” securities. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. While these lower rated securities offer a higher return potential than higher rated securities, they also involve greater price volatility and greater risk of loss of income and principal.
•	The Trust and certain Funds may invest in companies with smaller market capitalizations, which may have less liquid stock and more volatile prices than larger capitalized companies. Such companies also tend to have unproven track records and, to a certain extent, are more likely to perform less well or fail than companies with larger market capitalizations.
•	There is no assurance that any dividends will be declared or paid in the future on the Securities.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust is equal to:

•	net asset value per Unit;
•	plus organization costs; and
•	a sales charge of 3.95% of the Public Offering Price per Unit.

The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor’s purchase price will be computed as of the date the Units are purchased.

DISTRIBUTIONS. The Trust will distribute dividends received, less expenses, monthly. The first dividend distribution, if any, will be made on March 25, 2015, to all Unitholders of record on March 10, 2015, and thereafter distributions will be made on the twenty-fifth day (or next business day) of every month. The final distribution will be made within a reasonable period of time after the Trust terminates.

MARKET FOR UNITS. Unitholders may sell their Units to the Sponsor or the Trustee at any time. The Sponsor intends to repurchase Units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his or her Units with the Trustee at the same price as the Sponsor’s repurchase price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions, and the value of the Units, will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. The Trust will terminate in approximately 2 years. At that time investors may choose one of the following two options with respect to their terminating distribution:

•	receive cash upon the liquidation of their pro rata share of the Securities; or
•	reinvest in a subsequent series of the Trust (if one is offered) at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of the Trust (if one is offered), at a reduced sales charge. When a Unitholder makes this election, his or her Units will be redeemed and the proceeds will be reinvested in units of the next available series of the Trust. An election to rollover terminating distributions will generally be a taxable event. See “Trust Administration—Trust Termination” in Part B for details concerning this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust), into additional Units of the Trust, without a sales charge. See “Reinvestment Plan” in Part B for details on how to enroll in the Reinvestment Plan. This sales charge discount applies during the initial offering period and in the secondary market. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, your Trust must charge these fees per Unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge or creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

UNDERWRITING. Hennion & Walsh, Inc., with principal offices at 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, will act as Underwriter for all of the Units of the Trust.

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See “Public Offering” and “Trust Expenses and Charges.” Although the Trust has a term of only 2 years, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (as a percentage of offering price)* (fees paid directly from your investment)	As a % of Initial Offering Price			Amounts Per 100 Units
Initial Sales Charge		1.00%		$10.00
Deferred Sales Charge		2.45		24.50
Creation & Development Fee		0.50		5.00
Maximum Sales Charge		3.95%		$39.50
Reimbursement to Sponsor for Estimated Organization Costs		0.936%		$9.36

Estimated Annual Operating Expenses (expenses that are deducted from Trust assets)	As a % of Net Assets			Amounts Per 100 Units
Trustee’s Fee		0.110%		$1.05
Other Operating Expenses		0.170		1.62
Portfolio Supervision, Bookkeeping and Administrative Fees	0.037		0.35
Acquired Fund Fees and Expenses**		1.512		14.38
Total		1.792%		$17.05

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
An investor would pay the following expenses on a $10,000 investment assuming the Trust operating expense ratio of 1.705% and a 5% annual return on the investment throughout the periods	$659	$1,392	$2,142	$3,878

The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. The Example also assumes that you roll your investment into the next available series of the Trust every two years (if one is offered) when the current Trust terminates, subject to a reduced rollover sales charge of 2.95%.

The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

*	The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 1% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.245 per

Unit and is paid in three monthly installments beginning on July 20, 2015. The creation and development fee is fixed at $0.05 per Unit and is paid at the end of the initial offering period. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. If you purchase Units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 3.95% of the Public Offering Price per Unit and does not include deferred payments.
**	Although not an actual Trust operating expense, the Trust, and therefore the Unitholders, will indirectly bear similar operating expenses of the Funds in which the Trust invests in the estimated amount set forth in the table. These expenses are based on the actual expenses charged in the Funds’ most recent fiscal year but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Funds were held directly.

SUMMARY OF ESSENTIAL INFORMATION AS OF FEBRUARY 23, 2015:*

INITIAL DATE OF DEPOSIT: February 24, 2015
AGGREGATE VALUE OF SECURITIES	$110,325
NUMBER OF UNITS	11,144
FRACTIONAL UNDIVIDED INTEREST IN TRUST SECURITIES	1/11,144
PUBLIC OFFERING PRICE PER 100 UNITS
Public Offering Price per 100 Units†	$1,000.00
Less Initial Sales Charge	10.00
Aggregate Value of Securities	990.00
Less Deferred Sales Charge	24.50
Redemption Price	965.50
Less Creation & Development Fee	5.00
Less Organization Costs	9.36
Net Asset Value	$951.14

EVALUATION TIME: 4:00 p.m. Eastern Time (or earlier close of the New York Stock Exchange).

MINIMUM VALUE OF TRUST: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the Deposit Period.

MANDATORY TERMINATION DATE: February 28, 2017, or the disposition of the last Security in the Trust.

STANDARD CUSIP NUMBERS:	Cash: 83178Y107 Reinvestment: 83178Y115
FEE BASED CUSIP NUMBERS:	Cash: 83178Y123 Reinvestment: 83178Y131

TRUSTEE: The Bank of New York Mellon

TRUSTEE’S FEE: $1.05 per 100 Units outstanding.

OTHER FEES AND EXPENSES: $1.62 per 100 Units outstanding.

SPONSOR: Hennion & Walsh, Inc.

PORTFOLIO SUPERVISOR: Hennion & Walsh Asset Management, Inc.

PORTFOLIO SUPERVISORY, BOOKKEEPING AND ADMINISTRATIVE FEE: Maximum of $0.35 per 100 Units outstanding (see “Trust Expenses and Charges” in Part B).

RECORD DATES: The tenth day (or next business day) of each month, commencing March 2015.

DISTRIBUTION DATES: The twenty-fifth day (or next business day) of each month, commencing March 2015.

*	The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
†	On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

SMART TRUST,
DYNAMIC SECTOR INCOME TRUST,
SERIES 11

STATEMENT OF FINANCIAL CONDITION AS OF FEBRUARY 24, 2015

Investment in securities
Contracts to purchase underlying Securities (1)(2)	$110,325
Total	$110,325
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$1,043
Deferred sales charge (4)(5)	2,730
Creation & development fee (4)(5)	557
Total Liabilities	4,330
Interest of investors:
Cost to investors (5)	111,440
Less: initial sales charge (4)(5)	1,115
Less: deferred sales charge and creation & development fee (4)(5)	3,287
Less: organization costs (3)	1,043
Net interest of investors	105,995
Total	$110,325
Number of Units	11,144
Net asset value per Unit	$9.511

(1)	Aggregated cost of the Securities is based on the evaluations determined by the Trustee at the Evaluation Time on the last Business Day prior to the Initial Date of Deposit.
(2)	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $200,000) necessary for the purchase of Securities in the Trust represented by purchase contracts.
(3)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $9.36 per 100 Units for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust’s inception date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
(4)	The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 3.95% of the Public Offering Price per Unit.
(5)	The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.

SMART TRUST,
DYNAMIC SECTOR INCOME TRUST,
SERIES 11

PORTFOLIO OF INVESTMENTS

AS OF FEBRUARY 24, 2015

Portfolio No.	Number of Shares	Name of Issuer(1)	Ticker Symbol	Percentage of the Trust(2)	Market Value Per Share(3)	Cost of Securities to the Trust(3)
Common Stocks — 70.01%
Energy — 17.97%
1	66	Enterprise Products Partners L.P.	EPD	2.01%	$33.55	$2,214.30
2	25	Exxon Mobil Corporation	XOM	2.02	89.01	2,225.25
3	87	Global Partners L.P.	GLP	2.98	37.84	3,292.08
4	164	Martin Midstream Partners L.P.	MMLP	4.49	30.22	4,956.08
5	63	NuStar Energy L.P.	NS	3.49	61.17	3,853.71
6	92	TransMontaigne Partners L.P.	TLP	2.98	35.78	3,291.76
Financials — 25.07%
7	242	CBL & Associates Properties, Inc.	CBL	4.50	20.52	4,965.84
8	128	Host Hotels & Resorts, Inc.	HST	2.51	21.61	2,766.08
9	84	LaSalle Hotel Properties	LHO	3.02	39.77	3,340.68
10	98	LTC Properties, Inc.	LTC	4.01	45.09	4,418.82
11	45	Mid-America Apartment Communities, Inc.	MAA	3.04	74.46	3,350.70
12	76	Plum Creek Timber Company, Inc.	PCL	2.99	43.39	3,297.64
13	101	Rayonier Inc.	RYN	2.49	27.21	2,748.21
14	75	Weingarten Realty Investors	WRI	2.51	37.13	2,784.75
Industrials — 8.97%
15	131	General Electric Company	GE	2.99	25.17	3,297.27
16	16	Lockheed Martin Corporation	LMT	2.98	205.59	3,289.44
17	183	Seaspan Corporation (4)	SSW	3.00	18.06	3,304.98
Materials — 9.49%
18	103	BHP Billiton PLC (4)	BBL	4.48	47.95	4,938.85
19	67	The Dow Chemical Company	DOW	3.01	49.49	3,315.83
20	46	Nucor Corporation	NUE	2.00	48.00	2,208.00
Utilities — 8.51%
21	127	CenterPoint Energy, Inc.	CNP	2.50	21.68	2,753.36
22	42	Duke Energy Corporation	DUK	3.02	79.26	3,328.92
23	164	TECO Energy, Inc.	TE	2.99	20.12	3,299.68

Portfolio No.	Number of Shares	Name of Issuer(1)	Ticker Symbol	Percentage of the Trust(2)	Market Value Per Share(3)	Cost of Securities to the Trust(3)
Closed-End Funds — 29.99%
24	135	Apollo Tactical Income Fund Inc.	AIF	2.00%	$16.35	$2,207.25
25	162	Ares Capital Corporation (5)	ARCC	2.50	17.05	2,762.10
26	146	Avenue Income Credit Strategies Fund	ACP	2.00	15.10	2,204.60
27	104	Babson Capital Global Short Duration High Yield Fund	BGH	2.00	21.20	2,204.80
28	320	BlackRock Kelso Capital Corporation (5)	BKCC	2.50	8.63	2,761.60
29	385	Fifth Street Finance Corp. (5)	FSC	2.51	7.18	2,764.30
30	185	Invesco Dynamic Credit Opportunities Fund	VTA	2.00	11.94	2,208.90
31	135	Ivy High Income Opportunities Fund	IVH	2.00	16.31	2,201.85
32	132	John Hancock Preferred Income Fund	HPI	2.49	20.81	2,746.92
33	151	John Hancock Tax-Advantaged Dividend Income Fund	HTD	3.00	21.91	3,308.41
34	117	Nuveen Preferred and Income Term Fund	JPI	2.49	23.45	2,743.65
35	289	PennantPark Investment Corporation (5)	PNNT	2.50	9.55	2,759.95
36	125	THL Credit Senior Loan Fund	TSLF	2.00	17.67	2,208.75
				100.00%		$110,325.31

See Footnotes to Portfolio of Investments.

FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1)	All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into on February 23, 2015. All such contracts are expected to be settled on or about the First Settlement Date of the Trust, which is expected to be February 27, 2015.
(2)	Based on the cost of the Securities to the Trust.
(3)	Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the Trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the Trust’s investments as of the Trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Common Stocks	$77,242	$	$
Closed-End Funds	33,083
Total	$110,325	$	$

The cost of the Securities to the Sponsor and the Sponsor’s profit or (loss) (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $110,325 and $0, respectively.

(4)	This is a Security issued by a foreign company. Common stocks comprise approximately 70.01% of the investments in the Trust, broken down by country of organization as set forth below:

Marshall Islands 3.00% United Kingdom 4.48%
United States 62.53%

(5)	These are Securities of closed-end funds that have elected to be treated as business development companies under the Investment Company Act of 1940.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE
SMART TRUST, DYNAMIC SECTOR INCOME TRUST, SERIES 11

We have audited the accompanying statement of financial condition, including the portfolio of investments on pages A-11 through A-13, of Smart Trust, Dynamic Sector Income Trust, Series 11 as of February 24, 2015. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, and evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of February 24, 2015. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smart Trust, Dynamic Sector Income Trust, Series 11 as of February 24, 2015, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Chicago, Illinois
February 24, 2015

DYNAMIC SECTOR INCOME TRUST,
SERIES 11

PROSPECTUS PART B

PART B OF THIS PROSPECTUS MAY NOT BE
DISTRIBUTED UNLESS ACCOMPANIED BY
PART A

THE TRUST

ORGANIZATION. Smart Trust, Dynamic Sector Income Trust, Series 11 consists of a “unit investment trust” designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and related Reference Trust Agreement (collectively, the “Trust Agreement”), dated the Initial Date of Deposit, among Hennion & Walsh, Inc., as Sponsor, The Bank of New York Mellon, as Trustee and Hennion & Walsh Asset Management, Inc., as Portfolio Supervisor.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee shares of common stock of companies and closed-end investment companies (the “Funds”), including funds and delivery statements relating to contracts for the purchase of certain such securities, with an aggregate value as set forth in Part A, and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. As used herein, the term “Securities” means the shares of common stocks of companies and Funds initially deposited in the Trust and described in “Portfolio of Investments” in Part A and any additional stocks acquired and held by the Trust pursuant to the provisions of the Indenture. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsor’s ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See “The Trust—Substitution of Securities.” The Sponsor may also, in certain very limited circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See “Trust Administration—Portfolio Supervision.”

As of the Initial Date of Deposit, a “Unit” represents an undivided fractional interest in the Securities and cash of the Trust as is set forth in the “Summary of Essential Information.” As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. Subsequent to the Initial Date of Deposit (the “Deposit Period”), the Sponsor may deposit additional Securities in the Trust that are identical to the Securities already deposited in the Trust (“Additional Securities”), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship among the number of shares of each Fund in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, unavailability of Securities or the fact that the Trust may be prohibited from acquiring more than 3% of the outstanding voting stock of any Fund. The composition of the Trust’s portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Substitute Securities may only be acquired under specified conditions when Securities originally deposited in the Trust are unavailable. (See “The Trust—Substitution of Securities” below).

OBJECTIVE. The Trust seeks to provide investors with the possibility of current dividend income, with capital appreciation as a secondary objective.

The Trust will terminate on the Mandatory Termination Date, at which time investors may choose to either receive the distributions in cash or reinvest in a subsequent series of the Trust (if offered) at a reduced sales charge. The Trust is intended to be an investment that should be held by investors for its full term and not be used as a trading vehicle. Since the Sponsor may deposit Additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objectives of the Trust will be achieved.

PORTFOLIO SELECTION. The Sponsor selected the common stock of companies and closed-end investment companies in industries that it believes are best positioned to achieve the investment objective over the term of the Trust. In selecting Securities for the Trust, the Sponsor selected from domestic and/or foreign issuers as well as small-cap and/or large-cap issuers. In selecting the stocks of individual companies, the Sponsor considered criteria including, but not limited to, the following:

•	Current dividend yield;
•	Historical dividend growth rates;
•	Free cash flow balances; and
•	1 year, 3 year and 5 year total return performance history.

For the common stock portion of the portfolio, the Sponsor sought to select stocks of individual companies involved in industries the Sponsor believes are best positioned to achieve the Trust’s investment objective over the life of the Trust. For this particular Trust, the Sponsor focused primarily on companies involved in aspects of the energy, financials, industrials, materials and utilities sectors. As part of the Trust’s strategy of dynamic securities selection, future series of the Trust, if any, may not be comprised of stocks of companies in these same sectors.

In addition, the Sponsor selected Funds that invest with a focus on income-related investment strategies that the Sponsor believes will help achieve the investment objective of the Trust. In selecting the Funds, the Sponsor considered criteria including, but not limited to, the following:

•	Current distribution yield;
•	Premium or discount to net asset value;
•	Undistributed net investment income balances; and
•	1 year, 3 year and 5 year total return performance history.

THE SECURITIES. The Trust consists of such Securities listed under “Portfolio of Investments” herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units, undistributed cash receipts from the Securities and proceeds realized from the disposition of Securities.

THE FUNDS. Each of the Funds in the portfolio of the Trust is a closed-end fund that invests primarily in a particular type of securities, although as managed investments the corpus of their underlying portfolios may vary over time, usually within specified parameters. Each of the Funds in the Trust’s portfolio will normally be primarily invested in one or more of the following types of securities:

•	both domestic and foreign (including emerging markets) equity securities, including common stock, preferred stock or equity related equivalents such as warrants, options and rights;
•	investment grade or lower rated, high yield corporate debt;
•	obligations, including corporate bonds, notes and debentures, and senior loans;
•	foreign corporate securities and non-U.S. dollar denominated corporate securities;

•	U.S. and foreign government securities;
•	convertible securities; and
•	options, including index call and put options and covered call options.

In addition, from time to time a Fund may be permitted to invest in other types of securities, which depending on the particular Fund, may also include future contracts, options on future contracts and repurchase agreements. By employing an investment strategy that will require the Trust to invest in a variety of types of Funds, investors will be diversified across a wide spectrum of debt and equity issues, thereby reducing the exposure to any single issuer of debt and/or equity, or any single portfolio manager.

Certain of the Funds may have elected to be treated as business development companies under the Investment Company Act of 1940 and filed a notice with the Securities and Exchange Commission to that effect.

SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any security that has been purchased for the Trust under a contract (“Failed Securities”), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities (“Substitute Securities”) to make up the original corpus of the Trust.

The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be of the same type of security and be substantially similar with regard to the investment characteristics which led to the Failed Securities’ inclusion in the Trust. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under “Rights of Unitholders—Distributions.” In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

RISK CONSIDERATIONS

COMMON STOCK. Since the Trust invests in common stocks of companies and because certain of the Funds included in the Trust may invest in common stocks, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen.

Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer’s board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust and Funds held by the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

CLOSED-END FUNDS. The value of the Units may increase or decrease depending on the value of the underlying shares of the Funds in the Trust’s portfolio. The Funds are closed-end investment companies with managed portfolios. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund’s portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. Shares of closed-end funds frequently trade at a discount from net asset value. However, a Fund’s charter documents may contain certain anti-takeover provisions that may have the effect of inhibiting the Fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of the Fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those Funds whose shares were purchased by the Trust at a premium. Should any of the Funds convert to open-end status, the Trust will retain such shares unless a determination is made that the retention of such shares would be detrimental to the Trust. In the unlikely event that a Fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. In addition, to the extent that the converted Fund creates additional shares when interest rates have declined and invests in lower yielding securities, the Trust may experience a reduction of the average yield of its retained shares in that Fund caused by the acquisition of lower coupon investments. Certain of the Funds may have in place or may put in place in the future plans pursuant to which the Fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by the Fund’s board to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by the Fund, the Trust position in that Fund would be reduced and the cash would be deposited in the Trust’s Principal Account and distributed to Unitholders at the next applicable Distribution Date. Similarly, in the event that the Trust does not retain shares of a Fund which converted to open-end status, the Trust position in that Fund would be eliminated and the cash distributed to Unitholders.

Shares of many Funds are thinly traded, and therefore may be more volatile and subject to greater price fluctuations because of the Sponsor’s buying and selling securities than shares with greater liquidity. Investors should be aware that there can be no assurance that the value of the Securities in the Trust’s portfolio will increase or that the issuers of those Securities will pay dividends on outstanding shares. Any distributions of income to Unitholders will generally depend on the declaration of dividends by the issuers of the underlying stocks, and the declaration of dividends depends on several factors including the financial condition of the issuers included in the portfolios of those Securities and general economic conditions.

BUSINESS DEVELOPMENT COMPANIES.    The Trust may invest in business development companies (“BDCs”). BDCs are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to have at least 70% of their investments in eligible assets, which may include: (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction); (ii) securities received by BDCs in connection with their ownership of securities of eligible portfolio companies; or (iii) cash, cash items, government securities, or high-quality debt securities maturing one year or less from the time of investment. BDCs are required to make available significant managerial assistance to these portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under their investment advisory agreement which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

The overall financial condition of BDCs and the ability of BDCs to grow are affected significantly by BDCs’ ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and the issuance of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments.

BDCs compete with other investors and investment funds, such as private equity funds and venture capital funds, for investment opportunities. BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material nonpublic information regarding such assets.

BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss.

BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders.

BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. The Trust will indirectly bear these expenses and estimated BDC expenses are shown in the Trust’s annual operating expenses under “Fee Table” to illustrate their impact. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund, which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness, which could have a material adverse effect on its business.

LEVERAGE. The use of leverage by the Funds creates an opportunity for increased net income and capital growth for their shares, but also creates special risks. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. A Fund may use leverage to provide its shareholders with a potentially higher return. Leverage creates risks for shareholders including the likelihood of greater volatility of net asset value and market price of the shares and the risk that fluctuations in interest rates on borrowing and debt or in the dividend rates on any preferred shares may affect the return to shareholders.

To the extent the income or capital growth derived from securities purchased with funds received from leverage exceeds the cost of leverage, a Fund’s return will be greater than if leverage had not been used. Conversely, if the income or capital growth from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return to a Fund will be less than if leverage had not been used, and therefore the amount available for distribution to shareholders as dividends and other distributions will be reduced. This would, in turn, reduce the amount available for distribution to you as a Unitholder.

DILUTION. The Trust is prohibited from subscribing to a rights offering for shares of any of the Funds. In the event of a rights offering for additional shares of a Fund, Unitholders should expect that the Trust will, at the completion of the offer, own a smaller proportional interest in such Fund than would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed.

This may be particularly serious when the subscription price per share for the offer is less than the Fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a Fund’s subscription price per share is below that Fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

The Trust may transfer or sell its rights to purchase additional shares of a Fund to the extent permitted by the terms of that Fund’s rights offering. The cash the Trust receives from transferring a Unitholder’s rights might serve as partial compensation for any possible dilution of the Trust’s interest in such Fund. There can be no assurance, however, that the rights will be transferable or that a market for the rights will develop or the value, if any, that such rights will have.

VOTING. In regard to the voting of all proxies with respect to a Fund, the Sponsor has instructed the Trustee to vote the shares held by the Trust in the same proportion as the vote of all other holders of the shares of such Fund.

FOREIGN SECURITIES. The Trust and certain Funds in the Trust portfolio may invest all or a portion of their assets in securities of issuers domiciled outside of the United States or that are denominated in various foreign currencies and multinational foreign currency units. Investing in securities of foreign entities and securities denominated in foreign currencies involves certain risks not involved in domestic investments, including, but not limited to: fluctuations in foreign exchange rates; future foreign political and economic developments; and different legal systems and possible imposition of exchange controls or other foreign government laws or restrictions.

Securities prices in different countries are subject to different economic, financial, political and social factors. Since the Trust and some of the Funds may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Trust and such Funds and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies. In addition, with respect to certain foreign countries, there is the possibility of expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, economic, political or social instability or diplomatic developments that could affect investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. Certain foreign investments also may be subject to foreign withholding taxes. These risks often are heightened for investments in smaller, emerging capital markets. In addition, brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. Finally, accounting, auditing and financial reporting standards in foreign countries are not necessarily equivalent to U.S. standards and therefore disclosure of certain material information may not be made.

REAL ESTATE INVESTMENT TRUSTS. The Trust and the Funds may invest in real estate investment trusts (“REITs”). Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

Risks associated with the direct ownership of real estate include, among other factors,

•	general U.S. and global as well as local economic conditions,
•	decline in real estate values,
•	the financial health of tenants,
•	overbuilding and increased competition for tenants,
•	oversupply of properties for sale,
•	changing demographics,

•	changes in interest rates, tax rates and other operating expenses, changes in government regulations,
•	faulty construction and the ongoing need for capital improvements,
•	regulatory and judicial requirements, including relating to liability for environmental hazards,
•	changes in neighborhood values and buyer demand, and
•	the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

The value of real estate investments may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a fund acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. Demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally.

Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

The value of REITs may also be affected by the downturn in the housing and mortgage lending markets. In response, government authorities have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. The downturn and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities in the portfolio may decline in response to such developments.

MASTER LIMITED PARTNERSHIPS. The Trust and certain of the Funds may invest in Master Limited Partnerships (“MLPs”). An investment in MLPs generally has similar characteristics and risks as an investment in common stocks, but MLP interests differ from common stocks in certain respects. MLPs are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are generally traded on securities exchanges. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. Those risks include, but are not limited to, commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Trust’s investments.

SECTOR RISK.    The Trust invests in securities of companies in the energy, financials, industrials, materials and utilities sectors. The value of your Trust may be more susceptible to fluctuations based on factors that impact these sectors more than would be the case in a more diversified investment.

The energy sector includes companies that explore for, produce, refine, distribute or sell petroleum, gas products or consumable fuels, or provide parts or services to petroleum, gas or consumable fuel companies. Companies in this sector are subject to volatile fluctuations in price and supply of energy fuels and can be impacted by international politics, including hostilities in the Middle East, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters will also impact companies in the energy industry. Oil production and refining companies are subject to extensive federal, state and local governmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from Organization of the Petroleum Exporting Countries, which may result in more volatile oil prices.

The financials sector includes banks and other financial services companies or related subsidiaries. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies’ profits may be adversely affected by increased government regulations or tax law changes.

The industrials sector includes manufacturers and distributors of capital goods, such as aerospace and defense, building products, electrical equipment and machinery as well as companies that offer construction and engineering services. This sector also includes providers of commercial and professional services as well as transportation services. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

The materials sector includes companies engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement and gypsum. General risks of the materials sector include the general state of the economy, consolidation, domestic and international politics, price and supply fluctuations, technical progress, labor relations, government regulations, volatile interest rates, consumer spending trends, overall capital spending levels and excess capacity. In addition, materials companies may also be significantly affected by volatility of commodity prices, currency exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of overbuilding or economic downturns, which may lead to poor investment returns.

The utilities sector includes utility companies such as electric, gas and water utilities. This sector also includes independent power producers as well as energy traders and companies that engage in generation and distribution of electricity using renewable sources. General risks of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

EMERGING MARKETS. The Trust and certain of the Funds in the Trust may invest in companies located in “emerging markets.” Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

FOREIGN SOVEREIGN SECURITIES. Certain of the Funds in the Trust may invest in foreign sovereign securities. The ability and willingness of sovereign obligors or the governmental authorities that control repayment of external debt to pay principal and interest on such debt when due may depend on general economic and political conditions within the relevant country. The ability of a foreign sovereign obligor, especially in an emerging market country, to make timely and ultimate payments on its external debt obligations will also be strongly influenced by the obligor’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves.

BONDS.    Certain of the Funds may invest in bonds and other fixed income securities. The bonds held by the Funds are subject to interest rate, credit and call risks. Interest rate risk is the risk that the value of securities will fall if interest rates, in general, increase. The bonds held by the Funds typically fall in value when interest rates, in general, rise and rise in value when interest rates, in general, fall. Securities with longer periods before maturity are often more sensitive to general interest rate changes. Certain bonds may be subject to interest rate adjustments if either Moody’s Investor Services or Standard & Poor’s (or, in certain limited circumstances, another ratings service) downgrades the rating for such bond (or upgrades the rating after such a downgrade). The interest rates payable on certain bonds held by the Funds may have already been increased due to past ratings downgrades. Any future credit rating improvements on such bonds may result in decreases to the interest rates payable on such bonds and, consequently, may adversely affect both the income you receive from the securities in the Trust and the value of your Units. On the other hand, increases in a bond’s interest rate related to decreases in such bond’s credit rating may place additional financial strain on the bond’s issuer which could result in further decreases in financial condition and further credit rating decreases.

Credit risk is the risk that a security’s issuer or insurer is unable to meet its obligation to pay principal or interest on the security. This may reduce the level of distributions that a Fund pays which would reduce your income and could cause the value of your Units to fall.

Call risk is the risk that a security’s issuer prepays or “calls” a security before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, investors will receive the principal distribution, but future interest distributions will fall. Investors might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price an investor paid for the bond and could be below the bond’s par value. Some bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

LOWER GRADE SECURITIES. Certain Funds in the Trust portfolio may invest primarily in high-yield corporate debt obligations and senior loans, which consist of lower grade securities. There are certain risks associated with such Funds’ investments in such securities that could cause the value of these funds to decrease. This, in turn, could cause the value of your Units to decrease. The risks are outlined below.

Lower grade securities (below “BBB” by Standard & Poor’s or “Baa” by Moody’s) are regarded as being predominately speculative as to the issuer’s ability to make payments of principal and interest. Investment in such securities involves substantial risk. Lower grade securities are commonly referred to as “high yield securities” or “junk bonds.” Issuers of lower grade securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher-rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of lower grade securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations.

The issuer’s ability to make payments on its debt obligations also may be adversely affected by specific issuer developments, the issuer’s inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the market for lower grade securities.

The risk of loss due to default by the issuer is significantly greater for the holders of lower grade securities because such securities may be unsecured and may be subordinate to other creditors of the issuer. Other than with respect to distressed securities, discussed below, the lower grade securities in which the Funds may invest do not include instruments which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after a Fund purchases a particular security, in which case the Fund and the Trust may experience losses and incur costs.

Lower grade securities frequently have call or redemption features that would permit an issuer to repurchase the security from one of the Funds which holds it. If a call were exercised by the issuer during a period of declining interest rates, the particular Fund is likely to have to replace such called security with a lower yielding security, thus decreasing the net investment income to the Fund and the Trust and dividends to Unitholders.

Lower grade securities tend to be more volatile than higher-rated securities, so that adverse economic events may have a greater impact on the prices of lower grade securities than on higher-rated securities. Factors adversely affecting the market value of such securities are likely to adversely affect a Fund’s net asset value which, in turn, may adversely affect the value of your Units. Recently, demand for lower grade securities has increased significantly and the difference between the yields paid by lower grade securities and higher-grade securities (i.e., the “spread”) has narrowed. To the extent this differential increases, the value of lower grade securities in a Fund’s portfolio could be adversely affected along with the value of your Units.

Like higher-rated securities, lower grade securities generally are purchased and sold through dealers who make a market in such securities for their own accounts. However, there are fewer dealers in the lower grade securities market, which may be less liquid than the market for higher-rated securities, even under normal economic conditions. Also, there may be significant disparities in the prices quoted for lower grade securities by various dealers. As a result, during periods of high demand in the lower grade securities market, it may be difficult to acquire lower grade securities appropriate for investment by a Fund. Adverse economic conditions and investor perceptions thereof (whether or not based on economic reality) may impair liquidity in the lower grade securities market and may cause the prices a Fund receives for its lower grade securities to be reduced. In addition, a Fund may experience difficulty in liquidating a portion of its portfolio when necessary to meet its liquidity needs or in response to a specific economic event such as deterioration in the creditworthiness of the issuers. Under such conditions, judgment may play a greater role in valuing certain of a Fund’s portfolio instruments than in the case of instruments trading in a more liquid market. Moreover, a Fund may incur additional expenses to the extent that it is required to seek recovery upon a default on a portfolio holding or to participate in the restructuring of the obligation.

CALL OPTIONS. Certain of the Funds in the Trust may write call options on their assets. These call options will give the option holder the right, but not the obligation, to purchase a security from such Fund at the strike price on or prior to the option’s expiration date. The use of options may require a Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause a Fund to hold a security that it might otherwise sell.

There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. As the writer of a covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If trading were discontinued, the secondary market on that exchange (or in that class of series of options) would cease to exist.

The Fund’s availability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets.

Call options are marked to market daily and their value will be affected by changes in the value of and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Fund’s capital appreciation potential on the underlying security. When the Fund writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price. If the option is exercised, the Fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise. While the Fund’s potential gain in writing a covered put option is limited to the interest earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Fund risks a loss equal to the entire value of the stock.

To the extent that the Fund purchases options pursuant to a hedging strategy, the Fund will be subject to the following additional risks. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater that the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it had purchased. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

DERIVATIVES. In addition to writing covered call options and purchasing put options, the risks of which are described above, certain Funds in the Trust may invest in a variety of derivative instruments for hedging or risk management purposes or as part of a leveraging strategy. Derivatives can be illiquid, may disproportionately increase losses and have a potentially large negative impact on a Fund’s performance. Derivative transactions, including options on securities and securities indices and other transactions in which certain Funds may engage (such as futures contracts and options thereon, swaps and short sales), may subject such Funds to increased risk of principal loss due to unexpected movements in stock prices, changes in stock volatility levels and interest rates, and imperfect correlations between a Fund’s securities holdings and indices upon which the derivative transactions are based.

SMALLER CAPITALIZATION COMPANIES. The Trust and certain of the Funds in the Trust may invest in smaller capitalization companies which may involve greater risk than investing in larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Smaller capitalization companies may have had their securities publicly traded, if at all, for only a short period of time and may not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller capitalization companies is relatively higher than larger, older and more mature companies. The greater price volatility of smaller capitalization companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller capitalization companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods.

CONVERTIBLE SECURITIES. Certain of the Funds in the Trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because the potential for capital appreciation. The market value of convertible securities tend to decline as interest rates increase, and conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or lower rated than such debt obligations.

UNMANAGED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed in connection with Trust termination. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust’s termination or upon the occurrence of certain events (see “Trust Administration—Portfolio Supervision”) the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

Some of the Securities in the Trust may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See “Trust Administration—Portfolio Supervision”.)

ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor will deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship to the extent practicable, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder’s Units and the income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust’s objectives will be achieved.

PUBLIC OFFERING

OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each “Business Day” as defined in the Indenture in the following manner: if the Securities are listed on a national or foreign securities exchange, this evaluation is based on the closing sales prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation or if there are no such closing prices for the Securities, the Trustee shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current offering prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if offering prices are not available for any such Securities, on the basis of current offering prices for comparable securities, (c) by appraising the value of the Securities on the offering side of the market or by such other appraisal deemed appropriate by the Trustee or (d) by any combination of the above, each as of the Evaluation Time.

Units of the Trust are offered at the Public Offering Price thereof. The Public Offering Price per Unit is equal to the net asset value per Unit plus organization costs plus the applicable sales charge referred to in this Prospectus. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 3.95% of the Public Offering Price. The deferred sales charge is a fixed dollar amount and will be collected in installments as described in this prospectus. Units purchased after the initial deferred sales charge payment will be subject to the remaining deferred sales charge payments. Units sold or redeemed prior to such time as the entire applicable deferred sales charge has been collected will be assessed the remaining deferred sales charge at the time of such sale or redemption.

During the initial offering period, part of the value of the Securities represents an amount that will pay the costs of creating the Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. The Trust will sell Securities to reimburse the Sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the Units will decline when the Trust pays these costs.

You pay a fee in connection with purchasing Units. This is referred to as the “transactional sales charge.” The transactional sales charge has both an initial and a deferred component and equals 3.45% of the Public Offering Price per Unit based on a $10 Public Offering Price per Unit. This percentage amount of the transactional sales charge is based on the Unit price on the Trust’s inception date. The transactional sales charge equals the difference between the total sales charge and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales charge will vary as the Public Offering Price per Unit varies. The transactional sales charge does not include the creation and development fee which is described under “Trust Expenses and Charges.”

The maximum total sales charge equals 3.95% of the Public Offering Price per Unit at the time of purchase. You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 3.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.245 per Unit. The Trust pays the deferred sales charge in equal monthly installments as described in Part A of this Prospectus. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the “Fee Table” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the Public Offering Price per Unit exceeds $10. In no event will the total sales charge exceed 3.95% of the Public Offering Price per Unit.

Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed the sales charge at the time you buy Units. In such a situation, the value of Securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those Securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Trust. The “Fee Table” shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $7, the maximum sales charge would be

$0.2765 (3.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0185, a deferred sales charge of $0.245 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $13, the maximum sales charge would be $0.5135 (3.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2185, a deferred sales charge of $0.245 and the creation and development fee of $0.05. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

If you purchase Units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 3.95% of the Public Offering Price and does not include deferred payments.

VOLUME AND OTHER DISCOUNTS. The minimum purchase is generally 100 Units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans. The minimum purchase requirements are subject to waiver and may vary by selling firm. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the dollar amount of Units purchased. It is your financial professional’s responsibility to alert us of any discount when you order Units. This volume discount will result in a reduction of the sales charge applicable to such purchases. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amount of the deferred sales charge and creation and development fee, the Sponsor will credit you the difference between your total sales charge and these fixed dollar charges at the time you buy Units. The reduced sales charge on the Public Offering Price applicable to such purchases is as follows:

Amount of Purchase*	Reduced Sales Charge
Less than $50,000	3.95%
$50,000 but less than $100,000	3.70%
$100,000 but less than $250,000	3.45%
$250,000 but less than $500,000	3.10%
$500,000 but less than $1,000,000	2.95%
$1,000,000 or greater	2.45%

*	The volume discount is also applied on a Unit basis utilizing a breakpoint equivalent in the above table of one Unit per $10, etc. For example, the purchase of either Units with a value of $250,000 or 25,000 Units would be entitled to the reduced sales charge of 3.10% even if at the time of purchase the value of 25,000 Units was less than $250,000.

Except as described in this paragraph, these discounts will apply only to purchases of Units by the same purchaser on a single day from a single broker-dealer. Units purchased by the same purchaser in separate transactions on a single day will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of Units at the time such determination is made. Units purchased in the name of a purchaser’s spouse or children under 21 living in the same household as the purchaser will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable quantity discount level. Purchases of Units of the Trust may be combined with purchases of units of any other unit investment trusts sponsored by the Sponsor in the initial offering period which are not already subject to a reduced sales charge, if such purchases are made by the same person on a single day from a single broker-dealer. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. A purchaser must inform his/her broker-dealer of any combined purchases before the purchase to be eligible for a reduced sales charge. If you purchase Units that qualify for the rollover/exchange discount described below and also purchase additional Units on the same day from the same broker-dealer that do not qualify for the rollover/exchange discount described below, you may aggregate all Units purchased for purposes of qualifying for the volume discount described above on the additional Units, but such additional Units will not qualify for the rollover/exchange discount described below.

We waive a portion of the sales charge on Units of the Trust offered in this Prospectus if you buy your Units with redemption or termination proceeds from any unit investment trust (regardless of sponsor). The discounted Public Offering Price per Unit for these transactions is equal to the regular Public Offering Price per Unit less 1.00%. However, if you invest $500,000 or more in Units of the Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table above. To qualify for this discount, the termination or redemption proceeds used to purchase Units of the Trust offered in this Prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of Units of the Trust offered in this Prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales charge discount. If you purchase Units that qualify for the rollover/exchange discount described in this paragraph and also purchase additional Units on the same day from the same broker-dealer that do not qualify for the rollover/exchange discount described in this paragraph, you may aggregate all Units purchased for purposes of qualifying for the volume discount described above on the additional Units, but such additional Units will not qualify for the rollover/exchange discount described in this paragraph. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charges remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

We waive a portion of the sales charge for purchases by officers, directors and employees (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its affiliates and dealers and their affiliates. These purchases may be made at the Public Offering Price per Unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Investors may purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial advisor must purchase Units designated with one of the Fee Based CUSIP Numbers set forth under “Summary of Essential Information,” if available. Please contact your financial advisor for more information. If Units of the Trust are purchased for a Fee Account and the Units are subject to a Wrap Fee in such Fee Account (i.e., the Trust is “Wrap Fee Eligible”) then investors may be eligible to purchase Units of the Trust in these Fee Accounts that are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. For example, this table illustrates the sales charge you will pay as a percentage of the initial $10 Public Offering Price per Unit (the percentage will vary with the Unit price).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of Units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Trust.

DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor at the Public Offering Price. The Sponsor intends to qualify the Units for sale in certain States through dealers who are members of Financial Industry Regulatory Authority, Inc. (“FINRA”). The Sponsor does not register Units for sale in any foreign country. This Prospectus does not constitute an offer of Units in any state or country where Units cannot be offered or sold lawfully. The Sponsor may reject any order for Units in whole or in part. The concessions with respect to Units sold by dealers are as follows:

Amount of Purchase	Dealer Concession
Less than $50,000	3.15%
$50,000 but less than $100,000	2.90%
$100,000 but less than $250,000	2.65%
$250,000 but less than $500,000	2.35%
$500,000 but less than $1,000,000	2.25%
$1,000,000 or greater	1.80%

The Sponsor applies these concessions or agency commissions as a percent of the Public Offering Price per Unit at the time of the transaction. The Sponsor also applies the different levels on a Unit basis using a $10 Unit equivalent. For example, the purchases of Units with a value of $250,000 or 25,000 Units would be entitled to a dealer concession of 2.35%, even if at the time of purchase the value of 25,000 Units was less than $250,000.

Any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession. The Sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

For transactions involving unitholders of other unit investment trusts who use their termination proceeds to purchase Units of the Trust, the dealer concession is 2.20%. No dealer concession is paid to broker-dealers or other selling firms in connection with Unit sales in investment accounts that charge a “wrap fee” or periodic fees for investment advisor, financial planning or asset management services in lieu of commissions.

The Sponsor may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers who sell Units of this Trust and the Sponsor’s other products. This compensation is intended to result in additional sales of the Sponsor’s products and/or compensate broker-dealers and financial advisors for past sales. The Sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. These arrangements will not change the price Unitholders pay for their Units.

The Sponsor may enter into wholesaling arrangements with certain broker-dealers that market and promote the Sponsor’s unit investment trusts to other broker-dealers and selling agents. The Sponsor compensates these wholesaling firms out of its own assets. The amount of compensation paid to a particular firm may vary and will generally comprise an amount up to 0.20% of the price of units of Hennion & Walsh-sponsored unit investment trusts sold in the region(s) covered by the particular firm pursuant to its agreement with the Sponsor.

In addition to the concessions set forth in the table above, broker-dealers and other selling firms will be eligible to receive additional compensation for volume sales of eligible units of certain of the unit investment trusts sponsored by the Sponsor. This additional volume concession is based on total initial offering period sales of eligible trusts during a calendar quarter as set forth in the following table:

Initial Offering Period Sales During Calendar Quarter	Volume Concession
Less than $10,000,000	0.000%
$10,000,000 but less than $25,000,000	0.050%
$25,000,000 but less than $50,000,000	0.075%
$50,000,000 but less than $100,000,000	0.100%
$100,000,000 but less than $250,000,000	0.110%
$250,000,000 or greater	0.120%

For a trust to be eligible for this additional volume concession for calendar quarter sales, the trust’s prospectus must include disclosure related to this additional concession; a trust is not eligible for this additional volume concession if the prospectus for such trust does not include disclosure related to this additional volume concession. Broker-dealers and other selling firms will not receive additional volume compensation unless it sells at least $10.0 million of units of eligible trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of eligible trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Except as described below, once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of eligible trusts during the applicable quarter. For example, if the firm sells $17.5 million of units of eligible trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $17.5 million. There will be no additional volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Eligible broker-dealers and other selling firms include clearing firms that place orders with the Sponsor and provide the Sponsor with information with respect to the representatives who initiated such transactions. Eligible broker-dealers and other selling firms will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Redemptions of units during the initial offering period will reduce the amount of units used to calculate the additional volume concessions. Secondary market sales of all units are excluded for purposes of these additional volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

SPONSOR’S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 3.95% of the Public Offering Price per Unit. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. (See “Portfolio of Investments.”) All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsor.

During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor’s business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

In maintaining a market for the Units (see “Sponsor’s Repurchase”) the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

RIGHTS OF UNITHOLDERS

BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company (“DTC”) through an investor’s brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder’s pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.

As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under “Trust Expenses and Charges”). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, the Trust must charge these per Unit regardless of any discount.

The amount of dividend distribution, if any, cannot be anticipated and may fluctuate as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. In addition, the Trust will generally make required distributions at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

RECORDS.    The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, the amount distributed from the Income Account, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, the deductions for payment of deferred sales charge and creation and development fee, if any, amounts paid for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the last business day of such calendar year and the status of such distributions for income tax purposes.

The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours books of record and accounts of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

LIQUIDITY

SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under “Trustee Redemption.” The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the portfolio or of the Units. The Sponsor may discontinue purchase of Units in the secondary market if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which repurchase requests are received in proper form by Hennion & Walsh, Inc., 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054, except for repurchase requests received after the Evaluation Time when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

Units purchased in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus the applicable sales charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption. (See “Trustee Redemption”). Factors which the Sponsor will consider in making a determination will include the number of units of all trusts which it has in inventory, its estimate of the salability and the time required to sell such units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date, the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder’s brokerage account not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender. The repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the Mandatory Termination Date, or on the date of any earlier termination of the Trust, Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee, however, you will pay any remaining deferred sales charge at the time you redeem Units. Units redeemed by the Trustee will be canceled.

Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under “Summary of Essential Information” in Part A on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the Evaluation Time, the date of tender is the next day on which such exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

The Redemption Price per Unit is determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected (during the initial offering period a portion of the cash on hand may include an amount sufficient to pay the per Unit portion of all or a part of the costs incurred in organizing and offering the Trust, see “Trust Expenses and Charges”), (ii) the value of the Securities in the Trust as determined by the Trustee and (iii) the value of all other assets of the Trust, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, (c) any remaining deferred sales charge, and (d) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per Unit will be reduced to reflect the payment of the organization costs and creation and development fee to the Sponsor. Therefore, the amount of the Redemption Price per Unit received by a Unitholder will include the portion representing organization costs and creation and development fee only when such Units are tendered for redemption prior to the close of the initial offering period. If the Securities are listed on a national or foreign securities exchange, the Trustee may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation, or if there are no such closing prices for the Securities, then the Trustee may utilize, at the Trust’s expense, an independent evaluation service or services to ascertain the value of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if bid prices are not available for any such Securities, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Securities on the bid side of the market or (d) by any combination of the above.

In connection with each redemption, the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

(a)  A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder’s interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Sponsor in order to maintain, to the extent practicable, the proportionate relationship among the Securities. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities, subject to obtaining the Sponsor’s exception to that minimum.

Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of whole shares of the Securities in an amount and value equal to the Redemption Price per Unit as determined as of the evaluation next following tender, provided that this option is not available in the last thirty days of the Trust’s life. To the extent possible, in kind distributions (“In Kind Distributions”) shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the Unitholder’s broker-dealer account at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Income and Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from the Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above. We may discontinue this option at any time without notice.

The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

(b)  The Trustee will redeem Units in kind by an In Kind Distribution to The Bank of New York Mellon as the Distribution Agent. A Unitholder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In Kind Distributions to Unitholders will take the form of whole shares of the Securities. Cash will also be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unitholder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unitholder as follows:

(i)  The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unitholder not later than three business days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unitholder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

(ii)  If the tendering Unitholder requests distribution in kind and tenders in excess of 2,500 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by the fractional interests in shares of the Securities in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unitholder together with book-entry credit to the account of the Unitholder’s bank or broker-dealer at DTC representing whole shares of each of the Securities comprising the In Kind Distribution.

The portion of the Redemption Price which represents the Unitholder’s interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unitholder may be more or less than the purchase price originally paid by such Unitholder, depending on the value of the Securities in the Trust at the time of redemption.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

The secondary market repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. Unitholders who sell or redeem Units prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

TRUST ADMINISTRATION

PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units or to pay expenses or sales charges, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust would otherwise be jeopardized or that the disposition is necessary to make required distributions or avoid imposition of taxes on the Trust; (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders; or (6) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsor the sale or tender of the Security is in the best interest of the Unitholders. The Trust intends to qualify as a “regulated investment company” under the federal tax laws and is subject to certain limitations to maintain that qualification. One such limitation is that, generally, at the close of each quarter of each taxable year, not more than 25% of the value of the Trust’s assets may be invested in the securities of one or more qualified publicly traded partnerships and certain other assets. At the Trust’s inception, 15.95% of the assets in the Trust are invested in securities of one or more qualified publicly traded partnerships. If the portion of the qualified publicly traded partnerships exceed 25% of the Trust, the Trust may need to dispose of certain Trust assets or stop purchasing additional units of the publicly traded partnerships which would alter the composition and diversity of the Securities in the portfolio.

In addition, the Trust Agreement provides as follows:

(a)  If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

(b)  The Trustee shall reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

(c)  Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

(d)  The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time during the Deposit Period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Fund established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most underrepresented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

In determining whether to dispose of or hold Securities, new securities or property, the Sponsor may be advised by the Portfolio Supervisor.

TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not materially adversely affect the interests of the Unitholders.

The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder’s interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under “Summary of Essential Information” in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. When directed by the Sponsor, the Trustee shall utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following two options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the two options by notifying the Trustee by returning a properly completed election request (to be supplied to such Unitholders prior to the Mandatory Termination Date) (see “Summary of Essential Information” in Part A for the Mandatory Termination Date):

1.  To receive in cash such Unitholder’s pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities in connection with termination of the Trust. The Unitholder’s pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

2.  To invest such Unitholder’s pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of the Trust (the “New Series”) provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by Unitholders (the “Rollover Unitholder”) who affirmatively notify the Trustee of their election to participate in this option on or prior to the Rollover Notification Date set forth in the “Summary of Essential Information” for the Trust in Part A. In the event that the Sponsor determines that such a redemption and subsequent investment in a New Series by a Rollover Unitholder may be effected under applicable law in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series (“Duplicated Securities”), Unitholders will be notified at least 30 days prior to the Mandatory Termination Date of the procedures and process necessary to facilitate such tax treatment. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last of the Unitholder’s Securities to be sold. Such purchaser will be entitled to a reduced sales charge (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder’s election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax adviser in this regard.

Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 1).

The Sponsor has agreed that, to the extent it effects the sales of underlying Securities for the Trustee, such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, all of the Securities within a reasonable time following the Mandatory Termination Date. The Redemption Price per Unit upon the settlement of the last sale of Securities will be distributed to Unitholders in redemption of such Unitholders’ interest in the Trust.

Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor’s buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor’s purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities in connection with Trust termination; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities, as described above, is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor’s judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of Securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the Mandatory Termination Date. All Unitholders will then elect option 1.

By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to “rollover” their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder’s election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

THE SPONSOR. The Sponsor, Hennion and Walsh, Inc., a New Jersey corporation, is a full service broker-dealer, registered under the Securities Exchange Act of 1934, which caters to individual investors. The firm was established in 1989 and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. Hennion & Walsh, Inc. maintains its principal business office in Parsippany, New Jersey.

The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

THE TRUSTEE. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of DTC. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under “Rights of Unitholders.”

The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event, the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, the Sponsor may remove the Trustee and appoint a successor for any reason as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital surplus and undivided profits of not less than $2,500,000.

EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under “Public Offering—Offering Price.” The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

TRUST EXPENSES AND CHARGES

Investors will reimburse the Sponsor for all or a portion of the estimated costs incurred in organizing the Trust (collectively, the “organization costs”), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of the Trust as of the close of the initial offering period or six months following the Initial Date of Deposit. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

Hennion & Walsh Asset Management, Inc. will receive for portfolio supervisory, bookkeeping and administrative services to the Trust an annual fee in the amount set forth under “Summary of Essential Information” in Part A. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trust, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the Smart Trusts in any calendar year exceed the aggregate cost to the Portfolio Supervisor of supplying such services in such year. (See “Portfolio Supervision.”)

The Sponsor will receive a fee from your Trust for creating and developing the Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Trust’s assets as of the close of the initial offering period. No portion of this charge is applied to the payment of distribution expenses or as compensation for sales efforts. This charge will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under “Summary of Essential Information” in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see “Trust Administration” and “Rights of Unitholders.”

The Trustee’s fees applicable to the Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the annual fee for portfolio supervisory, bookkeeping and administrative services, and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent.”

The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend and capital gains distributions are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell shares of the Securities to pay such amounts. To the extent shares of the Securities are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when shares of the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which shares of the Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited only as of the business day prior to the Initial Date of Deposit by an independent registered public accounting firm selected by the Sponsor. To the extent lawful, the expenses of any audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of any additional audited financial statements, if any, upon request.

REINVESTMENT PLAN

Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust’s reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the

Sponsor’s deposit of Additional Securities as described in “The Trust—Organization” in this Part B. Units acquired by reinvestment will not be subject to a sales charge. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of this discount. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge and the creation and development fee, you will be credited the difference between your sales charge and these fixed dollar charges at the time you buy your Units. Accordingly, if you reinvest distributions into additional Units of the Trust, you will be credited the amount of any remaining deferred sales charge and creation and development fee on such Units at the time of reinvestment. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant’s Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice.

TAX STATUS

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this Prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

TRUST STATUS.    The Trust intends to qualify as a “regulated investment company” under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

DISTRIBUTIONS.    Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust’s distributions into three categories: ordinary income distributions, capital gains dividends and return of capital.

Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units.

To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the “Health Care and Education Reconciliation Act of 2010,” income from the Trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

DIVIDENDS RECEIVED DEDUCTION.    A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

SALE OR REDEMPTION OF UNITS.    If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the “medicare tax” described above. Some portion of your capital gains dividends may be subject to higher maximum marginal stated federal income tax rates. For example, if some portion of your capital gain dividend is attributable to the Trust’s interest in a master limited partnership, that portion may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the U.S. Treasury.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual Unitholder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. The Trust will provide notice to its Unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

IN KIND DISTRIBUTIONS.    Under certain circumstances, as described in this Prospectus, you may receive an In Kind Distribution of Trust Securities when you redeem Units or when your Trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the Securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

EXCHANGES.    If you elect to have your proceeds from your Trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

DEDUCTIBILITY OF TRUST EXPENSES.    Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

FOREIGN TAX CREDIT.    If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS.    If the Trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The Trust will not be able to pass through to its Unitholders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

FOREIGN INVESTORS.    If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In addition, distributions in respect of Units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2016.

OTHER MATTERS

LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler LLP as counsel for the Sponsor. Dorsey & Whitney, LLP, has acted as counsel for the Trustee.

PORTFOLIO SUPERVISOR. Hennion & Walsh Asset Management, Inc., a New Jersey company, is an affiliate of Hennion & Walsh, Inc.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Securities, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the Public Offering Price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trust may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the Securities. In addition, the Trust may compare its sales charge to the sales charges assessed on unitholders by other unit investment trusts. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, the Nasdaq-100 Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust’s relative performance for any future period.

DYNAMIC SECTOR INCOME TRUST,
SERIES 11

(A UNIT INVESTMENT TRUST)

PROSPECTUS

DATED: FEBRUARY 24, 2015

SPONSOR:

2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054
973-299-8989

TRUSTEE:

THE BANK OF NEW YORK MELLON
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
877-363-3613

This Prospectus does not contain all of the information set forth in the registration statement, filed with the SEC, Washington, D.C., under the Securities Act of 1933 (file no. 333-201383), and the Investment Act of 1940 (file no. 811-21429), and to which reference is made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•	visiting the SEC Internet address: http://www.sec.gov
•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Reference Trust Agreement.
1.1.1	Trust Indenture and Agreement (filed as Exhibit 1.1.1. to Amendment No. 2 to Form S-6 Registration Statement No. 333-110471 of Smart Trust, Smart Ten Trust, Series 1 on January 22, 2004, and incorporated herein by reference).
1.3.5	Certificate of Incorporation of Hennion & Walsh, Inc. dated October 23, 1989, and amended on April 6, 2001 (filed as Exhibit 1.3.8 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
1.3.6	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
3.1	Opinion and consent of counsel as to legality of securities being registered.
3.3	Opinion of counsel as to the Trustee and the Trust.
4.1	Consent of initial evaluator.
4.3	Consent of independent registered public accounting firm.
11.0	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

Signatures

The Registrant hereby identifies Smart Trust, Smart 10 Trust, Series 1; Smart Trust, Tax Free Bond Trust, Series 1; Smart Trust, Diversified Equity Trust, Series 1; Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2010 Series C and 2011 Series I; Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 1 and Series 3-7; Smart Trust, Rising Interest Rates Hedge Trust, Series 1-4; Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1; Smart Trust, Zacks GARP Composite 35 Trust, Series 1; Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1; Smart Trust, California Municipal Portfolio of Closed-End Funds Trust, Series 1; Smart Trust, Defensive 50 Equities Trust, Series 1; Smart Trust, Closed-End Fund Advisors Select BDC Trust, Series 1; and Smart Trust, Sustainable Impact Investing Trust, Series 1 for the purposes of the presentations required by Rule 487 and represents the following:

1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the Registration Statements for such previous series as to which the effective date was determined by the Commission or the staff; and

3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on February 24, 2015.

Smart Trust, Dynamic Sector Income Trust, Series 11

By Hennion & Walsh, Inc., Depositor

By /s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 24, 2015 by the following persons in the capacities indicated.

By /s/ WILLIAM W. WALSH
William W. Walsh
President, Treasurer and Director

By /s/ RICHARD HENNION
Richard Hennion
Vice President, Secretary and Director

By /s/ DEBBIE WILLIAMS
Debbie Williams
Chief Financial Officer